

February 20, 2018

Mail Stop 4631

<u>Via E-mail</u>
Mr. Steven F. Nicola
Chief Financial Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, PA. 15212

> **Re:** **Matthews International Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2017**
> **Filed November 21, 2017**
> **Form 8-K filed on January 26, 2018**
> **File No. 0-09115**

Dear Mr. Nicola:

　　We have limited our review to only your financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended September 30, 2017</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page21</u>
<u>Results of operations, page 21</u>

1. Please quantify the impact of factors materially impacting revenue, gross profit and operating profit for each period presented at the consolidated level and the segment level. Please also explain the underlying reasons for these changes. Examples of areas where expanded disclosures are warranted include, but are not limited to, the following:

   - Quantify the impact acquisitions had on revenues, gross profit and operating profit for all periods presented;
   - For your SGK Brand Solutions segment 2017 sales, quantify the growth in the U.K and Asia Pacific markets and the slower brand market conditions in the

> U.S and Europe and address the underlying reasons for these changes. Similarly quantify and discuss the underlying reasons for changes in your Memorialization and Industrial Technologies segments' revenues;
>
> - Quantify the benefits of productivity initiatives and realization of acquisition related synergies, as well as the unfavorable changes in foreign currency values against the U.S dollar and the slower market conditions in North America and Europe for the SGK Brand Solutions on overall gross profit for the year ended September 30, 2017 when compared to fiscal year 2016; and
> - Identify the nature of the acquisition integration costs and other charges in each period presented. Specify which acquisitions are being integrated in each period presented and explain how you identify integration activities. Ensure you identify material underlying cost components in each period.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. Please identify the nature of your cost reduction initiatives. Ensure you separately discuss each material initiative and its related status. If these initiatives represent exit or disposal activities referred to in ASC 420, please provide the disclosures required by SAB Topic 5:P.4.

3. We note your discussion and analysis of the changes in your income tax on page 23. Please expand your disclosures to provide a more robust analysis around the material items impacting your effective tax rate including the underlying facts and circumstances that drove those changes and whether you expect such changes to continue in the future. . With reference to Note 14, please:

> - Explain the material factors impacting the Other line item that positively impacted your effective tax rate by 4.2 % in 2017 and only 0.4% in 2016; and
> - Explain the 7.2% decrease to your effective tax rate in 2017 compared to the 3.5% decrease to your effective tax rate in 2016 from foreign taxes less than federal statutory rate in light of the fact that the proportion of income before income taxes for your international operations decreased in 2017when compared to 2016 . To the extent material factors in your foreign operations including changes in your jurisdictional mix of income impacted your effective tax rate, please explain..

Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 24

4. You indicate on page 25 that the domestic credit facility requires you to maintain certain leverage and interest coverage ratios. Please disclose whether you were in compliance with these ratios as of the latest balance sheet presented. To the extent future non-

compliance of any debt covenant is reasonably likely, please disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

5. We note that your discussion of cash flows from operations refers, in part, to decreases in working capital items for 2017 and 2016 and an increase in working capital items for 2015 with no additional insight into significant changes and trends in your working capital accounts. For instance, it appears that your accounts receivable balance has increased at a faster rate than your sales. With reference to the typical terms of your accounts receivable and the trends depicted by your days sales outstanding, please address the need to expand your disclosures to address changes in dales sales outstanding and the related impact of such changes on your cash flows from operations.

Note 2. Summary of Significant Accounting Policies, page 44

6. We note your reference to cost reduction initiatives in Management's Discussion and Analysis. If these initiatives represent exit or disposal activities referred to in ASC 420, please provide your accounting for the related costs and obligations as well as the disclosures required by ASC 420-10-50.

Note 18. Segment Information, page 69

7. In light of the various products and services offered in each of your reportable segments as disclosed in your Business section beginning on page 2, please revise to disclose revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40. Pease tell us you consideration for separately disclosing revenues from products and services separately. Refer to Rule 5-03(1) of Regulation S-X.

Form 8-K dated January 26, 2018
Exhibit 99.1
Non-GAAP Measures – General

8. We note that you adjust for acquisition-related items in arriving at your various Non GAAP measures. Please tell us and expand your disclosure to address the underlying nature and material cost components of this adjustment. Please explain how you concluded that these expenses are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

<u>Reconciliation of Non-GAAP Financial Information – Earnings per share, page 6</u>

9. Please disclose the tax effect of your non-GAAP adjustments as a separate reconciling item and address how the tax effect was calculated. Refer to Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction